Form C-AR

INTRODUCTION

In this Annual Report, the term "Slingshot Productions®," "Slingshot Productions," "the Company," "our," or "we" refers to Slingshot USA, LLC.

Slingshot USA, LLC t/a Slingshot Productions®, established on September 14, 2021, in Delaware as a Limited Liability Company opting for Corporation tax status, focuses on creating, producing, distributing, marketing, financing, and monetizing full-length animated movies. Our inaugural project, the DAVID movie ("DAVID"), is an animated musical drawing inspired by David's biblical narrative. This film aims to align with the highest animation standards, enriching viewers with authentic biblical storytelling, riveting music, and superior production values. Scheduled for a worldwide cinema release, DAVID aspires to be a monumental cinema event, leaving a lasting impact for generations.

This film aims to bridge audiences globally, leveraging the millennia-spanning appeal of David's story, celebrated across diverse cultures and beliefs. Directed by Phil Cunningham, our mission is to craft a film that entertains and inspires, ensuring fidelity to the biblical narrative while reaching a broad audience spectrum.

Embracing modern equity crowdfunding opportunities enabled by new legislation, Slingshot Productions was able to onboard more than 11,000 crowdfunders to potentially share in the success.

Historically, animated features have proven their massive appeal and revenue-generating capacity, with titles like Frozen, The Incredibles, and Toy Story achieving over $1 billion in revenue. Faith-based productions, such as "Prince of Egypt" and "Passion of the Christ," have also demonstrated substantial market viability, underscoring the untapped potential for high-quality religious content. The Chosen and House of David have further demonstrated that historical religious movies have a market when done right. The Chosen is currently the most-watched series of all time, partly driven by the fact that it is watchable for free.

Slingshot Productions is poised to leverage these dynamics, aiming for DAVID to set a new standard in faith-based entertainment. The strategy encompasses exceptional production values and innovative distribution methods, engaging a global community in the storytelling process. DAVID is crafted to fill a unique niche, blending adventure, music, and narrative depth, distinguishing itself from traditional faith-based cinema.

In the spirit of the JOBS Act, we recognize the transformative power of fan engagement in entertainment. Our approach is grounded in community collaboration, offering an inclusive platform for supporters to partake in the storytelling journey. DAVID embodies this synergy, blending timeless biblical narratives with contemporary animation and storytelling techniques, aiming to resonate across diverse demographics.

In sum, DAVID is not merely a film but a cultural endeavor that promises to rekindle the profound narratives of the Bible through the universal language of animation, engaging, inspiring, and uniting audiences around the globe.

FINANCIAL REPORT

Refer to Attachment A

FINANCIAL CONDITION OF THE COMPANY

Overview

Slingshot USA, LLC t/a Slingshot Productions® (the "Company" or "Slingshot Productions") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot Productions is yet to be profitable, so we rely on funds from investors and loans (along with any profits we make from our business) to pay for our operations. This is common for most startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates significant revenue. The movie's release is planned for 2025, and we expect the total running cost by then will amount to $64.4 million. The Company is fully funded with term loans, meaning the movie will be completed and released. It should be noted that the release date will ultimately be determined by the new distributor we sign with and, therefore, may change.

For reasons beyond our control, two of the Company's loan facilities were recalled for immediate repayment on April 3, 2025, with the total amounts due as follows (as of April 3, 2025):
• $12,136,642 (including accrued interest) under the related party loan facility.
• $5,304,493 (including accrued interest) under the Slingshot Productions loan facility.
• Total repayment obligation: $17,441,135.

The Company does not currently have the liquidity to meet these repayment obligations.

During April 2025, the Company entered into a restructuring arrangement with its parent company, Slingshot Productions Limited, alleviate its financial obligations and to strengthen its financial position. As part of this process, the two loans totaling $17.4 million were settled and taken over by the parent company. Slingshot Productions Limited will assume responsibility for the two loan facilities and warrant no future claims against the Company in respect of the two bridge facilities. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, whilst retaining a revenue-sharing interest in these properties for the Company's benefit.

This settlement agreement eliminates the Company's loan obligations and is expected to have minimal impact on the Company's projected future. It also ensures the business's ongoing viability and avoids potentially costly and disruptive foreclosure proceedings.

The settlement agreement includes certain conditions precedent, which are currently in the process of being fulfilled and final closing expected within the coming weeks.

Once the parent company starts earning significant revenue from the Intellectual Property assets, distributions will be made in accordance with the revenue share arrangement to the Company after which management anticipates being in to position to cover the Running cost going forward. The settlement agreement also includes a responsibility on the parent company to fund the Company's Running cost for up to 12 months up to $1 million. Management believes this cash injection committed by the parent company will be sufficient to carry the Company to the point when revenue will be earned, although no assurance can be given.

Results of Operations

Financial Performance:

The Company is currently producing DAVID, and in 2023, it launched initial merchandise and started monetizing the Young DAVID series, which amounted to $259k in sales. There were no sales during 2024 since the Company terminated its Content Distribution Agreement with Angel Studios, affecting all commercial activities. The Company further wrote off $33k of royalty's receivable with the cancellation of the Angel Content Distribution Agreement. We anticipate other revenue streams to be activated with the launch of DAVID.

Advertising expenses decreased to $47k in 2024 from $206k in 2023. These expenses represent advertising to promote our crowdfunding campaigns. Our advertising spending halted for a big part of 2024 since it was evident that crowdfunding was not coming in fast enough to fund the production pipeline expenses. Management had to focus on other funding sources to ensure the movie's continuation and finalization.

Professional fees remained relatively consistent, from $658k in 2023 to $684k in 2024. However, additional legal fees for the Angel contract breach amounted to $413k. We expect legal fees to continue to grow as we litigate with Angel, and we strongly believe that ongoing litigation is in the best interest of DAVID and shareholders. In addition, we incurred $230k of management fees in 2024 related to the appointment of the new CEO.

The insurance expenses increased from $19.8k in 2023 to $41.9k in 2024, which was in line with the company's increased risk exposure in 2024.

Key stakeholders and contractors met with the Company's management for a summit in Los Angeles in 2023, which is key to planning, coordinating, distributing, and monetizing DAVID. In addition, several trips were made to meet with potential investors to close the additional funding required. This resulted in $148k of travel expenses in 2023. During the 2024 financial year, traveling was reduced due to the Angel contractual issues and, thus, fewer strategic meetings were held in person. Traveling in 2024 amounted to $71k.

Our operating loss before tax was $779k in 2023, which increased to $1,527k in 2024. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the movie's release. The Company had a net loss of $779k in 2023 compared to $1,527k in 2024.

Financial Position:

Our Company had cash and cash equivalents of $131k as of December 31, 2024, compared to $193k as of December 31, 2023, which is due to the timing of cash inflows from the Company's Crowdfunding campaigns, drawdown of loans, and cash outflows of paying production costs. Our accounts receivable decreased from $80k in 2023 to $0 in 2024. Our current assets decreased from $288k as of December 31, 2023, to $140k as of December 31, 2024, mainly due to the decrease in our cash balance due to the timing of Crowdfunding campaign inflows and production payment outflows.

Our non-current assets increased to $54,984k as of December 31, 2024, up from $39,158k on December 31, 2023. This increase was primarily due to the capitalization of the DAVID movie production costs. Additionally, our total assets rose to $55,125k as of December 31, 2024, from $39,446k on December 31, 2023.

Our trade and other payables rose slightly to $139k as of December 31, 2024, compared to $57k as of December 31, 2023. Accounts payable to a related party fell from $18k as of December 31, 2023, to $5k as of December 31, 2024. Our short-term loans and associated accrued interest increased from $800k as of December 31, 2023, to $13,484k as of December 31, 2024, which is related to withdrawing funds from two interest-bearing facilities with related parties. These facilities were established to fund the production pipeline and are convertible into Series PA Preferred Units at the lenders' discretion. Our current liabilities grew from $945k as of December 31, 2023, to $16,629k as of December 31, 2024. Both loan facilities can be called for immediate repayment, which the Company won't be able to repay and, therefore, pose a significant risk to the Company. (Also see section 2.2 above.)

Our Preferred and Common Units increased to $43,632k as of December 31, 2024, up from $41,840k on December 31, 2023, due to the continuation of crowdfunding campaigns throughout the 2024 financial year. Our accumulated deficit grew to $4,866k as of December 31, 2024, compared to $3,339k as of December 31, 2023. Our total members' equity remained relatively consistent at $38,496k as of December 31, 2024, down from $38,501k on December 31, 2023. Our total liabilities and members' equity increased to $55,125k as of December 31, 2024, up from $39,446k on December 31, 2023.

OPERATIONS: MANAGERS AND OFFICERS

The Company's executive officers, board of managers and significant employees or contractors are as follows as of April 29, 2025:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	51	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	54	Appointed to an indefinite term of office in September 2021	Full-time
David Michael Brett Johnson	Executive Manager	68	September 2021 – October 2024	5 hours
Bernardus Johannes Lans	Company Secretary and Chief Financial Officer	47	Appointed to an indefinite term of office in November 2021	Full-time
Paul Andre Venter	Chief Executive Officer	44	March 2024 – December 2024	Full-time
Stuart Gerald Baxter	Commercial Advisor	64	February 2025 to indefinite	Two days per month

Sanet Kritzinger – Co-Founder, Executive Manager

Sanet also serves on the Boards of numerous companies in the A2G Group, where she is the Chief Executive Officer.
www.linkedin.com/in/sanet-kritzinger-06509210

Osment Philip Cunningham – Co-Founder, Executive Manager

Phil also sits on the Board of Jungle Beat Animation Limited, Miombo Enterprises Limited and Sunrise Sports Limited.
www.linkedin.com/in/phil-cunningham-b2aa2519

David Michael Brett Johnson - Executive Manager (resigned October 2024)
www.linkedin.com/in/thebrettjohnson

Bernardus Johannes Lans – Company Secretary and Chief Financial Officer
Bernard also serves on the Board of The HOP Collective, Inc., Family Xchange, Inc. and Family Xchange (Pty) Limited
www.linkedin.com/in/bernarduslans

Paul Andre Venter – Chief Executive Officer (resigned December 2024)

Paul also serves on the Board of ONTDEK CPG, Inc., ONTDEK, LLC, Magnetic Global, LLC, and Wind Cable Services USA, Inc.
https://www.linkedin.com/in/paulventer/

Stuart Gerald Baxter – Commercial Advisor

The Company also contracts Stuart Baxter as a commercial advisor on an ad-hoc basis.
https://www.linkedin.com/in/stuartbaxter/

BENEFICIAL OWNERS WITH VOTING EQUITY

As of April 29, 2025, the following table sets out Slingshot Productions' voting securities owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	Percent of voting units (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	29,696,075 Common Units	36.66%
		30,600,000 Preferred Units	37.78%
			74.44%
The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	20,703,925 Common Units	25.56%
		81,000,000	100%

Notes:

(1) Based on a total of 81,000,000 Units with voting rights, consisting of 50,400,000 Common Units and 30,600,000 Preferred Units, issued and outstanding as of April 29, 2025. Preferred Unit holders have voting rights if that holder also holds Common Units.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

ISSUER: EXPLAINER AND BUSINESS PLAN

1.1 Introduction

Slingshot USA, LLC t/a Slingshot Productions®, established on September 14, 2021, in Delaware as a Limited Liability Company opting for Corporation tax status, focuses on creating, producing, distributing, marketing, financing, and monetizing full-length animated movies. Our inaugural project, the DAVID movie ("DAVID"), is an animated musical drawing inspired by David's biblical narrative. This film aims to align with the highest animation standards, enriching viewers with authentic biblical storytelling, riveting music, and superior production values. Scheduled for a worldwide cinema release, DAVID aspires to be a monumental cinema event, leaving a lasting impact for generations.

This film aims to bridge audiences globally, leveraging the millennia-spanning appeal of David's story, celebrated across diverse cultures and beliefs. Directed by Phil Cunningham, our mission is to craft a film that entertains and inspires, ensuring fidelity to the biblical and historical narrative while reaching a broad audience spectrum.

Embracing modern equity crowdfunding opportunities enabled by new legislation, Slingshot Productions was able to onboard more than 13,000 crowdfunders to potentially share in the success.

Historically, animated features have proven their massive appeal and revenue-generating capacity, with titles like Frozen, The Incredibles, and Toy Story achieving over $1 billion in revenue. Faith-based productions, such as "Prince of Egypt" and "Passion of the Christ," have also demonstrated substantial market viability, underscoring the untapped potential for high-quality religious content. The Chosen and House of David have further demonstrated that historical religious movies have a market when done right. The Chosen is currently the most-watched series of all time, partly driven by the fact that it is watchable for free.

Slingshot Productions is poised to leverage these dynamics, aiming for DAVID to set a new standard in faith-based entertainment. The strategy encompasses exceptional production values and innovative distribution methods, engaging a global community in the storytelling process. DAVID is crafted to fill a unique niche, blending adventure, music, and narrative depth, distinguishing itself from traditional faith-based cinema.

In the spirit of the JOBS Act, we recognize the transformative power of fan engagement in entertainment. Our approach is grounded in community collaboration, offering an inclusive platform for supporters to partake in the storytelling journey. DAVID embodies this synergy, blending timeless biblical narratives with contemporary animation and storytelling techniques, aiming to resonate across diverse demographics.

In sum, DAVID is not merely a film but a cultural endeavor that promises to rekindle the profound narratives of the Bible through the universal language of animation, engaging, inspiring, and uniting audiences around the globe.

1.2 Company Purpose

Slingshot Productions is a media house built to celebrate truth, topple giants, and ignite transformation.

1.3   Projects

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is not part of the movie or the Young David series and is a completed project. This was completed in 2017 and can be viewed here: https://youtu.be/8NUsnQ1EcOo.

Two projects are running simultaneously and complement each other. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film that will be released theatrically worldwide in 2025.

1.3.1 Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The LINK (https://youtu.be/SMk2_U07dPo) showcases all the Young David series that have been developed.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text. Between November 2023 and March 2024, Young DAVID was released through Minno Kids and Angel Studios. See more information under 1.7 about the legal dispute with Angel Studios. The production of the Young DAVID series is complete. We are producing a "Young DAVID Special", which combines all five episodes into one production, which will open additional distribution channels for Young DAVID.

For more information, please visit www.thedavidmovie.com

1.3.2 DAVID Feature Film

Inspiration

David is one of the most inspiring characters in human history. Warrior, Poet, Shepherd, Worshiper, and King, David's life is one of incredible color and energy. It's the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It's a story that can inspire a generation to live more courageously and love more generously.

Not only is David's life one of the most compelling stories of human history, but it also points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Synopsis

David is the youngest of eight sons and right at the bottom of his family's pecking order when he discovers a destiny far greater than he had ever dreamed. From caring for his father's sheep in remote fields, he suddenly finds himself in the King's palace on a collision course with two hostile armies, a giant enemy warrior, and his own King, Saul. One of history's most loved and best-known stories is coming to the big screen as a major animated feature film to ignite a new courageous generation of giant slayers.

Why Animation?

We want DAVID's message to reach every culture and every generation and to be watched and re-watched for decades to come. Animation has a unique power to communicate across age, cultural, and language barriers like no other medium and is possibly the most evergreen and best-performing of all film genres.

Project Status

The DAVID Movie is in production that will be completed by the end of July 2025 and is due for a worldwide cinematic release.

Feature Film Financing

The project requires $64.4 million in funding to produce the DAVID movie and pay for other running expenses until the movie's launch, when revenue will be generated. The graph below shows the funding mechanism to date and the financing still required.

Slingshot Productions Limited, the controlling parent company, invested the first $19.6 million.

Through crowdfunding, the Company raised the following:

Regulation CF $5.2 million
Regulation D $1.4 million
Regulation A+ $18.1 million (which includes an investment of $11 million from Slingshot Productions Limited)

In 2024, the Company signed a contractual agreement with two companies to invest $3 million.

The Crowdfunding yielded insufficient funding required for the monthly expenses of the production pipeline, and thus, the Company secured bridging term facilities for $18.2 million in total. The bridging facilities will be employed to cover the $3.6 million required to complete the film's production. Yes, this will result in the film being fully funded and secure completion.

On April 3, 2025, for various reasons out of our control, both facilities with capital and interest totaling $17.4 million were called up with demand for immediate repayment. The Company does not currently have the liquidity to meet these repayment obligations and therefore entered into a restructuring arrangement with its parent company, Slingshot Productions Limited, to alleviate the financial obligation and strengthen its financial position.

After considering numerous options, a legally binding settlement agreement with Slingshot Productions Limited was reached and stipulates that Slingshot Productions Limited will assume responsibility for the two bridge loan facilities. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest.

This transaction offered the optimal outcome for the Company and its shareholders and significantly reduces the Company's exposure and is expected to have minimal impact on the Company's projected future revenues. It also ensures the ongoing viability of the business and avoids potentially costly and disruptive foreclosure proceedings, which could result in bankruptcy.

The settlement agreement includes certain conditions precedent, which are currently in the process of being fulfilled, with final closing expected within the coming weeks. As part of the settlement agreement, the parent company, Slingshot Productions Limited, will monetize DAVID and Young DAVID to fulfill its obligations under the settlement agreement.

The Commercial Potential of DAVID

Animated movies can draw an entire family audience, have strong re-watchability, and have the potential for multiple ancillary revenue streams - from music to toys, books, apparel, and many more merchandise categories. This breadth of appeal and diversity of revenue streams have made animated movies one of the most commercially successful film genres. The current commercial plans include:

i. Theatrical Box Office

The Producer's vision for DAVID is to become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience. While the cinema industry faces increasing competition from various forms of home entertainment, six of the top ten box-office earners of all time have been released since 2018, and 2024 saw two of the top twenty box-office grosses of all time. The goal is to make DAVID the must-see family movie event with a global theatrical release, in addition to several ancillary revenue streams that should be possible from the DAVID property, as well as an additional faith-based series developed from the "Torch Creation Fund" to benefit all Company unitholders. With the cancellation of our distribution agreement with Angel Studios, a new distribution agreement with a top-tier distribution company will likely be signed in 2025 by the Company's parent company, Slingshot Productions Limited.

ii. Licensing and Merchandise (L&M)

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated properties. As a reference, "Toy Story" and "Cars" have each generated an estimated $10 billion in gross revenue from L&M to date, and "Frozen" generated approximately $5 billion in L&M gross in 2014.

DAVID has vast and unique merchandise potential. The strategy to release the five Young DAVID episodes from November 2023 to March 2024 as a prequel to the DAVID feature film will lay the foundation for creating further episodes of Young DAVID or DAVID content for years after the feature film. This strategically maintains licensing activities and product retail beyond the initial feature film release. The initial release of Young DAVID by Angel Studios was not successful and did not reach their estimates. We believe another distributor can still generate L&M revenue from this property worldwide.

iii. Home Entertainment

As a reference, "Minions" (2015) has earned $125 million in DVD/Blu-Ray sales. TV/Streaming revenue is estimated at approximately 5% of box-office gross. A successful theatrical release generally creates a strong demand for TV/Streaming rights – although no assurance can be given.

Revenue potential from music publishing, broadcasting, and streaming the Young DAVID series has been explored.

iv. Future Properties and Revenue Streams

The long-term plan is to produce more DAVID and Young DAVID content, pending a successful release.

v. Other Commercial Opportunities Under Exploration

A successful release of DAVID and the Young DAVID series will open new avenues of revenue potential. Opportunities under exploration include, but are not limited to, a DAVID Immersive Experience, Musical Theater production, music publishing, curriculum development, and more.

1.4 Employees

As of March 2024, we have eight part-time employees or contractors who typically work between 1 and 20 hours per week and a variety of other part-time employees/independent contractors we use on an as-needed basis. In March 2024, we onboarded a CEO to assist with raising capital for the production, which was not accomplished, and thereafter, the agreement was terminated. The parent company had to step up and provided additional bridge finance to keep the DAVID production going and avoiding production to be paused pending additional funding. The risk associated with a production pause could have been detrimental for the Company and its shareholders and the damage potentially irreversible.

1.5 Competition

Thousands of other companies are involved in creating and monetizing entertainment content, from giant international conglomerates to small independent creators. Many of these companies are potential competitors because we compete to develop consumer entertainment. Major animation studios, including Pixar, Disney, Dreamworks, Sony, and others, independent faith film and TV productions, and Streaming services offering film and series content of all genres, including Netflix, Amazon Prime Video, Disney+, and others. It should be noted that as we are currently seeking to sign a new distribution contract, the competition landscape can present an opportunity if we are able to sign with any of these companies, which no assurance thereof can be given.

1.6 Intellectual Property

The Company, among other assets, owns the DAVID demo, Young DAVID, and DAVID, and the intellectual property and rights associated thereto. Refer to note 9.3, subsequent events, for information about the sale of these assets after year-end.

The DAVID Demo: The first project was to showcase the envisioned film quality and animation capabilities of the envisioned DAVID film. A demo clip was created as a proof of concept. The demo is not part of the movie or the Young David series.

Young DAVID: The series of Young DAVID consists of 5 episodes of 5 minutes each that highlight some of DAVID's gifts and trademarks. The episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text.

DAVID: The feature film will be completed in July 2025 and distributed via a theatrical release worldwide.

With the cancellation of the Angel Studios distribution agreement, we regained the distribution rights for DAVID and Young DAVID.

During April 2025, the Company entered into a restructuring and settlement agreement with its parent company, Slingshot Productions Limited, to alleviate its financial obligations and strengthen its financial position. Under the settlement agreement, Slingshot Productions Limited will assume responsibility for two brdige facilities. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest in these properties for the benefit of the Company.

1.7 Litigation

Slingshot Productions has terminated its distribution agreement with Angel Studios and filed a lawsuit against Angel, alleging breach of contract, fraudulent misrepresentation, and unjust enrichment. The lawsuit, submitted in the Utah District Court, asserts that Angel Studios failed to meet crucial contractual obligations, engaged in deceptive business practices, and misled investors through non-compliant fundraising activities. This lawsuit received approval from both the Board and major shareholders. Slingshot Productions has retained Wilkie Farr & Gallagher LLP, who achieved a significant arbitration victory for The Chosen LLC against Angel Studios.

1.8 The Company's Property
Slingshot Productions does not own or lease any material real estate, office space, or significant tangible assets. Operating mostly virtually, the Company has coworking working spaces with Slingshot Productions Limited.

MATERIAL RISK FACTORS ASSOCIATED WITH INVESTMENTS

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies. They are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other distribution methods), but we cannot guarantee this for DAVID.

While management believes its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including factors such as the ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from crowdfunding'.

The Company's management will have broad discretion regarding how to use the net proceeds from crowdfunding to produce DAVID. Investors will be relying on the judgment of the Company's management regarding this.

Investors will own non-voting preferred units and will not be able to control or influence the Company's business decisions.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to control the Company's business decisions and operations. However, it is possible that management will not always make successful management decisions.

The Company is newly formed and has no history upon which investors can evaluate it.

The Company was formed to develop, produce, and distribute *DAVID*. Accordingly, the Company has a limited operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no significant revenues and requires the net proceeds from the sale of Preferred Units and loans to fund the development and production of *DAVID*. No assurance can be given that *DAVID* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications, and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any or all of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie, and it is limited in its ability to diversify its investments to reduce its risk of failure.

DAVID will be the first movie that the Company produces, which is planned for an earliest release in 2025. No assurance can be given that the Company's management team can successfully develop, produce, and make arrangements to distribute DAVID. As the Company will have only one asset (DAVID), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of DAVID are subject to numerous uncertainties, including financing requirements, personnel availability, and the release schedule of competing films. There may be additional problems that could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures, and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company can successfully develop, produce, distribute, or realize any revenue from DAVID. Failure to develop, produce, distribute, or realize such revenues will adversely affect the Company's business, operating results, and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films, shows, or content is released at the same time as our content; thus, we cannot know. Still, it is always possible that another company's content may be more desirable than our own, and we are unsuccessful in competing in the marketing. No assurance can be given that DAVID will appeal to the public or that other shows and films may not be more appealing, reducing the demand to view DAVID. Accordingly, there is a substantial risk that DAVID will not be commercially successful, in which case the Company may be unable to recoup all costs associated with the production of DAVID or realize revenues or profits from the sale of DAVID.

Technological advances may reduce the demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are undergoing significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict these factors' overall effect on a film's potential revenue and profitability.

DAVID will be subject to the risks associated with producing and distributing motion pictures.

Although the production of a demo of DAVID, which the Company acquired from Slingshot Productions Limited, was completed, the Company cannot guarantee that the production of the remaining motion picture will be completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any number of unexpected situations will prevent the completion of the production of *DAVID*.

DAVID may not succeed if it receives unfavorable reviews.

The financial success of a motion picture largely depends on the public's reaction, which professional reviewers or critics often influence for newspapers, television, and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to DAVID. To the extent that DAVID receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace, and the loss of any such persons could adversely affect the Company's business.

If the Company cannot retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any of these individuals become incapacitated or otherwise unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units to key production personnel (such as producers, writers, actors, stunt coordinators, and unit production managers) to obtain the best possible crew at the lowest up-front cost. DAVID's production and completion may be adversely affected if new personnel must be engaged or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be employed. These professionals and key personnel also may be involved in other projects that may take them away from the production of DAVID and cause delays, all of which may increase the cost of production of DAVID and decrease the likelihood of being able to complete DAVID, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources and experience than we do.

We are a tiny and unproven entity compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources to compete for ideas, storylines, and scripts. This may have a material adverse effect on our business, results of operations, and financial condition. In addition, established smaller studios, production companies, and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in various media. We will principally depend on the business contacts of our distribution contracts and master licensing agents. There are no assurances that our approach will be successful.

We must raise additional capital to fund our business plan and expand our operations fully.

The project requires $64.4 million in funding to produce the DAVID movie and to pay for other running expenses until the movie's launch when revenue could be generated. Slingshot Productions has been able to raise the required funding for the operations and production of DAVID through a $43.3m capital raise and $12.5m in loans from related parties as of December 31, 2024.

The Company's parent company, Slingshot Productions Limited, has invested $30.6 million in the project, $19.6 million in founders' shares, and $11 million in Regulation A+ crowdfunding.

The Company obtained two credit facilities, $6.2 million and $12 million, from related parties, amounting to $18.2 million that are interest-bearing and convertible into Series PA Preferred Units at the lender's election. The principal and interest due on these loans were $13.4 million on December 31, 2024. (See Section 2.6 below; these loans were restructured subsequent to December 31, 2024.)

The current Regulation A+ Crowdfunding is approved until July 2025.

The graph below shows the current funding mechanism and the financing still required. The Company planned to utilize the two bridging facilities, along with Crowdfunding, to fund the outstanding $3.6 million. However, the facilities were called for immediate repayment after December 31, 2024, and the Company negotiated a settlement agreement through which the parent company, Slingshot Productions Limited, will fund the remainder productions costs and the Company's Running Cost.



From a liquidity perspective, the Company is not adequately funded to cover its operational and production expenses up until the release of the film. However, it is important to note that the Company is still in the pre-revenue phase and is not expected to earn significant revenue until the movie's release. In addition, legal fees against Angel Studios are expected to amount to millions, and the Company will need to fund that to ensure it protects its IP and is able to monetize it. Therefore, the Company may require additional funding to cover additional legal expenses and any unforeseen expenses that may arise before it starts generating revenue. Once a new distributor has been signed, a new release date may be agreed to, which could affect the cash flow requirements of the Company.

The Company does not have adequate funding to cover its current expenses because two bridge facilities were called for immediate repayment during April 2025. The Company does not currently have the liquidity to meet these repayment obligations.

During April 2025, the Company entered into a restructuring and settlement agreement with its parent company, Slingshot Productions Limited, to alleviate its financial obligations and strengthen its financial position. Under the settlement agreement, Slingshot Productions Limited will assume responsibility for the two loan facilities. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest in these properties for the benefit of the Company.

This transaction alleviates the Company's short-term financial obligations and is expected to have minimal impact on its projected future revenues. It also ensures the business's ongoing viability and avoids potentially costly and disruptive foreclosure proceedings, which may result in bankruptcy.

The settlement agreement includes certain conditions precedent, which are currently being fulfilled and final closing expected within the coming weeks.

The Company's revenue share under the settlement agreement depends on the parent company's ability to generate revenue from the Intellectual Property, which will be critical in determining its long-term liquidity and capital resources. The Company is also dependent on its parent company to provide funding for its Running Expenses until it receives the revenue share from Slingshot Productions Limited in accordance with the settlement agreement.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we or our parent company will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to our members. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. The Company members may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk concerning this offering includes the potential for a complete investment loss.

The Company is dependent on its parent company Slingshot Productions Limited.

Slingshot Productions Limited is the Company's parent company and, as of April 1, 2025, owns 58.9% of the Company's Common Units and 69% of the Preferred Units. During April 2025, the Company reached a settlement agreement with its parent company to alleviate its financial responsibilities related to the bridge facilities that the Company is unable to repay in exchange for the Intellectual Properties of the Company, but retaining a revenue share in the monetization of the properties. The Company is therefore dependent on the parent company to monetize the properties.

OWNERSHIP AND CAPITAL STRUCTURE

COMMON AND PREFERRED UNITS

The Company has issued three types of units, namely Common, Preferred, and Series PA Preferred. "Unit" (Series PA Preferred Units were authorized subsequent to December 31, 2024, but the Slingshot Productions Limited facility are convertible to Series PA Preferred Units, which were entered into before December 31, 2024, and therefore disclosed here and as part of subsequent events – see note 9.2) means a portion of the Company's Membership Interests, including any Common, Preferred and Series PA Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

Subsequent to December 31, 2024 (see note 9.2), "Series PA Preferred Units" means the Units of the Company that have the same rights as those held by the Common Unit holders, except that: (a) the Series PA Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Series PA Preferred Unit holders, with the exception if a Series PA Preferred Unit holder also holds Common Unit(s); and (b) the Series PA Preferred Units include a right to preferred distributions as set forth in the "Distribution heading" below. To clarify, the Series PA Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as set forth in the "Distribution" heading below, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Before making any distributions to the Preferred and Common Unitholders, the Company shall first distribute to Series PA Preferred Unit holders until they receive a cumulative return of one hundred twenty five percent (125%), of their initial capital contribution.

Then, before making any distributions to the Common Unitholders, the Company shall distribute to the Preferred Unit until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution.

Once the Preferred Unit and Series PA Preferred Unit holders have received a total of one hundred twenty percent (120%) or one hundred twenty five percent (125%), respectively, of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units.

The offering price was $1.00 per unit. During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the years ended December 31, 2024, and 2023. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding. The Company raised gross proceeds of $15,349,626 and $1,594,800 in 2023 and 2024, respectively.

For the active rounds as of December 31, 2024, and 2023, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of December 31, 2024, and 2023, the total reward value owed for the units sold in the year was estimated at $40,630 and $20,360, respectively. A liability was recorded in accrued expenses in the balance sheets as of December 31, 2024, and 2023, and as a reduction to members' equity for the years ended December 31, 2024, and 2023.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table and do not have a Par value;

	December 31, 2024	December 31, 2023
Units Authorized		
Common units	70,000,000	70,000,000
Preferred units	90,000,000	60,000,000
Units issued and outstanding		
Common units	50,400,000	50,400,000
Preferred units	42,834,081	41,802,504

INDEBTEDNESS

On November 12, 2023, the Company entered into a $10,600,000 bridge facility with related parties (ultimate beneficial owners of the Company's parent company), which was amended to $12,000,000 on February 12, 2024. The facility carries a monthly compounded interest rate of 10%, which is payable at the end of the term. The loan is immediately repayable on request or matures on December 13, 2025. The facility is secured by Preferred Units and is also convertible into Preferred Units at $1 per unit at the sole election of the lender. On December 31, 2024, and 2023, the unpaid principal balance was $11,062,715 and $800,000, and the interest payable was $911,781 and $3,778, respectively.

On December 5, 2024, the Company entered into a $6,200,000 loan facility with its parent company, Slingshot Productions Limited. The facility carries an interest rate of 10% per annum, which is payable on demand or 12 months after the release of DAVID. The facility is secured by Series PA Preferred Units and is also convertible into Series PA Preferred Units at $0.50 per unit at the sole election of the lender. On December 31, 2024, the unpaid principal balance was $1,500,000, and the interest payable was $10,417.

On April 3, 2025, both bridge facilities were called for immediate repayment, with the total amounts due on that date as follows:
• $12,136,642 (including capital and accrued interest) under the related party bridge facility.
• $5,304,493 (including capital and accrued interest) under the Slingshot Productions bridge facility.
• Total repayment obligation: $17,441,135.

The Company does not currently have the liquidity to meet these repayment obligations. During April 2025, the Company entered into a restructuring and settlement agreement with its parent company, Slingshot Productions Limited, to alleviate the financial obligations and strengthen its financial position.

Under the legally binding settlement agreement Slingshot Productions Limited will assume responsibility for the two bridge facilities and fund the completion of DAVID and the Young DAVID short film. Slingshot Productions Limited will also fund the Company's running expenses up to 12 months after the settlement agreement and limited to $1 million. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest in these properties for the benefit of the Company. The Company further agreed to convert $19.8 million founder preferred units to $19.8 million Series PA Preferred Units.

Agreed-upon project expenses incurred by Slingshot Productions Limited will be offset against the revenue received before it is shared with the Company.

The settlement agreement eliminates the financial pressure on the Company in respect of its bridge facility obligations and subsequently have minimal impact on the Company's projected future income. It also ensures the business's ongoing viability avoiding potentially costly and disruptive foreclosure proceedings, which may result in bankruptcy.

The settlement agreement includes certain conditions precedent, which are currently being fulfilled and the final closing is expected within the coming weeks.

COMPANY TRANSACTIONS

Transaction since inception date, September 14, 2021, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Reg CF during the preceding 12 months period in which any of the following persons had or is to have a direct or indirect material interest:
-Any director or officer of the issuer
-Any person who is, as of the end of the last year, a beneficial owner of 20 percent or more of the issuer's outstanding voting equity, calculated on the basis of voting power
-Any member of the family of any of the last two categories of people (children, stepchildren, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, MIL, FIL, SIL, DIL, BIL, SIL, including adoptive relationships)

Acquisition of intangible assets

On November 8, 2021, Slingshot Productions Limited sold the DAVID movie demo, as well as all intellectual property related to Young DAVID and the DAVID movie, to the Company in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

Amount due to parent company

An amount of $- and $70,000 is due to the Company's parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2024, and 2023, respectively.

Amount due to a manager of the company

An amount of $5,000 and $17,500 is due to a Manager of the Company for services delivered during 2024 and 2023, respectively.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2024	December 31, 2023
Current accounts payable to a related party	$ 5,000	17,500

Production contract

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, concerning the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 25.56% of the Company's voting rights.

Service Level Agreement

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Slingshot Productions Limited owns 74.4% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers. The amounts paid for the services during the 2024 and 2023 financial years were:

	December 31, 2024	December 31, 2023
Accounting, management and administrative expense	$ 420,000	420,000

Subscription Agreement

The Company has entered into a legally binding subscription agreement during March 2023, with Slingshot Productions Limited, under which it can call up to $10.6 million of Preferred Units from Slingshot Productions Limited. The investment would be earmarked for the production of DAVID. As part of the settlement agreement – see below – the subscription agreement was cancelled since the production funding will be taken over by the Company's parent company, Slingshot Productions Limited.

Bridge Facility Agreements

On November 12, 2023, the Company entered into a $10,600,000 bridge facility with related parties (ultimate beneficial owners of the Company's parent company), which was amended to $12,000,000 on February 12, 2024. The facility carries a monthly compounded interest rate of 10%, which is payable at the end of the term. The loan is immediately repayable on request or matures on December 13, 2025. The facility is secured by Preferred Units and is also convertible into Preferred Units at $1 per unit at the sole election of the lender. On December 31, 2024, and 2023, the unpaid principal balance was $11,062,715 and $800,000, and the interest payable was $911,781 and $3,778, respectively.

On December 5, 2024, the Company entered into a $6,200,000 loan facility with its parent company, Slingshot Productions Limited. The facility carries an interest rate of 10% per annum, which is payable on demand or 12 months after the release of DAVID. The facility is secured by Series PA Preferred Units and is also convertible into Series PA Preferred Units at $0.50 per unit at the sole election of the lender. On December 31, 2024, the unpaid principal balance was $1,500,000, and the interest payable was $10,417.

Settlement Agreement

On April 3, 2025, both bridge facilities were called for immediate repayment, with the total amounts due on that date as follows:
- $12,136,642 (including capital and accrued interest) under the related party bridge facility.
- $5,304,493 (including capital and accrued interest) under the Slingshot Productions bridge facility.
- Total repayment obligation: $17,441,135.

The Company does not currently have the liquidity to meet these repayment obligations. During April 2025, the Company entered into a restructuring and settlement agreement with its parent company, Slingshot Productions Limited, to alleviate the financial obligations and strengthen its financial position.

Under the legally binding settlement agreement, Slingshot Productions Limited will assume responsibility for the two bridge facilities and fund the completion of DAVID and the Young DAVID short film. Slingshot Productions Limited will also fund the Company's running expenses up to 12 months after the settlement agreement and limited to $1 million. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest in these properties for the benefit of the Company. The Company further agreed to convert $19.8 million founder preferred units to $19.8 million Series PA Preferred Units.

Agreed-upon project expenses incurred by Slingshot Productions Limited will be offset against the revenue received before it is shared with the Company.

Security Ownership of Management and Certain Security Holders

As of April 29, 2025, the following table sets out Slingshot Productions' voting securities owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	Percent of voting units (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	29,696,075 Common Units	36.66%
		30,600,000 Preferred Units	37.78%
			74.44%
The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	20,703,925 Common Units	25.56%
		81,000,000	100%

Notes:

(1) Based on a total of 81,000,000 Units with voting rights, consisting of 50,400,000 Common Units and 30,600,000 Preferred Units, issued and outstanding as of April 29, 2025. Preferred Unit holders have voting rights if that holder also holds Common Units.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

PREVIOUS EXEMPT OFFERINGS

The Company effectuated a Regulation crowdfunding offering in December 2021, which ended in December 2021 and closed in March 2022 for USD 5.219 million. In 2022, the Company raised $1.412 million through Regulation D and launched Regulation A+ crowdfunding, raising $1.127 million, $15,349 million and $1,594,800 in 2022, 2023, and 2024, respectively, which included an $11 million investment from Slingshot Productions Limited during 2023. The Company approved 2,200,000 warrants at $0.01 for Slingshot Productions Limited and 200,000 warrants at $0.10 for another investor fund, which were exercised in the same year, 2023.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table after considering the transactions in the preceding paragraph as of December 31, 2024:

	Par value	Issue value	Authorized	Units Issued and outstanding	USD Issued and outstanding
Common Units	$0.00	$1.00	70,000,000	50,400,000	$-
Preferred Units	$0.00	$1.00 to $1.65	60,000,000	42,834,081	43,362,348

The issuer has not previously failed to comply with ongoing reporting requirements.

ATTACHMENT A (FINANCIAL REPORT)

Slingshot USA, LLC t/a Slingshot Productions®

A Delaware Limited Liability Company

Audited Financial Statements

December 31, 2024

Slingshot USA, LLC t/a Slingshot Productions®
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2024, and 2023

Slingshot USA, LLC t/a Slingshot Productions®

TABLE OF CONTENTS


Independent Auditor's Report

INDEPENDENT AUDITORS' REPORT

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years ended December 31, 2024 and 2023, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and 2023, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•   Exercise professional judgment and maintain professional skepticism throughout the audit.
•   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Tanner LLC
Lehi, Utah
April 30, 2025

Slingshot USA, LLC t/a Slingshot Productions®
Balance Sheets
As of December 31, 2024, and 2023

	Notes	As of December 31, 2024	As of December 31, 2023
ASSETS			
Current assets:			
Cash		$ 131,851	$ 193,090
Accounts receivable		-	80,590
Prepaid expenses and other		8,781	14,548
Total current assets		140,632	288,228
Non-current assets:			
Investments in production, net	6	54,884,601	39,158,025
Prepaid expenses		100,000	-
Total non-current assets		54,984,601	39,158,025
TOTAL ASSETS		$ 55,125,233	$ 39,446,253
LIABILITIES AND MEMBERS' EQUITY			
Current liabilities:			
Trade and other payables		$ 139,099	$ 53,614
Accounts payable to a related party	5	5,000	17,500
Accounts payable to parent company	5	-	70,000
Interest accrued to a related party	7	911,781	3,778
Interest accrued to parent company	7	10,417	-
Share subscription liability		3,000,000	-
Short-term loan from related party		11,062,714	800,000
Short-term loan parent company	7	1,500,000	-
Total current liabilities		16,629,011	944,892
Members' equity:			
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at December 31, 2024 and 2023	4,9	-	-
Preferred Units, no par, 90,000,000 authorized, 42,834,081 and 41,802,504 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	4,9	43,362,348	41,840,187
Accumulated deficit		-4,866,126	-3,338,826
Total members' equity		38,496,222	38,501,361
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 55,125,233	$ 39,446,253

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions®
Statements of Operations
For the years ended December 31, 2024, and December 31, 2023

	Note	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue		$ -	$ 259,455
Costs of net revenues		-	-
Gross profit		-	259,455
Operating expenses:			
Advertising		47,241	206,482
Bad debt expense		33,349	-
Bank service charges		1,848	3,042
DE franchise tax		300	607
Foreign exchange loss		265	1,596
Insurance expense		41,959	19,864
IT costs		2,844	576
Legal expenses		413,314	-
Management fees		230,000	-
Professional fees		684,894	658,405
Travel expenses		71,286	148,045
Total operating expenses		1,527,300	1,038,617
Loss from operations before taxation		-1,527,300	-779,162
Income tax provision	8	-	-
Net loss		$ -1,527,300	$ -779,162

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions®
Statements of Changes in Members' Equity
For the years ended December 31, 2024, and December 31, 2023

| | Note | Common Units | | Preferred Units | | Accumulated Deficit | Total Members' Equity |
		Number of Shares	Amount	Number of Shares	Amount		
Balance at December 31, 2022		50,400,000	$ -	27,134,404	$ 26,754,131	$ -2,559,664	$ 24,194,467
Preferred unit issuances:							
Regulation A+ (and exercise of associated warrants) – No par, $1 - $1.25 issue		-	-	14,646,100	15,349,626	-	15,349,626
Offering costs		-	-	-	-291,070	-	-291,070
Stock-based compensation		-	-	22,000	27,500	-	27,500
Net loss		-	-	-	-	-779,162	-779,162
Balance at December 31, 2023		50,400,000	$ -	41,802,504	$ 41,840,187	$ -3,338,826	$ 38,501,361
Preferred unit issuances:							
Regulation A+ (and exercise of associated warrants) – No par, $1.25 - $1.65 issue		-	-	996,577	1,594,800	-	1,594,800
Offering costs		-	-	-	-107,639	-	-107,639
Stock-based compensation		-	-	35,000	35,000	-	35,000
Net loss		-	-	-	-	-1,527,300	-1,527,300
Balance at December 31, 2024		50,400,000	$ -	42,834,081	$ 43,362,348	$ -4,866,126	$ 38,496,222

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions®
Statements of Cash Flows
For the years ended December 31, 2024, and December 31, 2023

	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows from operating activities		
Net loss	$ -1,527,300	$ -779,162
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	35,000	27,500
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	80,590	619,410
(Increase)/decrease in prepaid expenses and other	-94,233	19,863
Increase/(decrease) in trade and other payables	85,485	20,736
Increase/(decrease) in payables to a related party	-12,500	-695,000
Increase/(decrease) in payables to parent company	-70,000	-123,431
Increase/(decrease) in accrued interest to related party	908,003	-
Increase/(decrease) in accrued interest to parent company	10,417	-
Net cash used in operating activities	-584,538	-910,084
Cash flows from investing activities		
Investments in productions	-15,726,576	-16,703,777
Net cash used in investing activities	-15,726,576	-16,703,777
Cash flows from financing activities		
(Increase)/decrease in subscription receivable	-	500,000
(Increase)/decrease in share subscription liability	3,000,000	-
Proceeds from issuance of preferred units, net of offering costs	1,487,161	15,058,556
Proceeds from short-term loan from related party	10,262,714	800,000
Proceeds from short-term loan from parent company	1,500,000	-
Repayment of short-term loan	-	-897,198
Net cash provided by financing activities	16,249,875	15,461,358
Net change in cash	-61,239	-2,152,503
Cash at beginning of period	193,090	2,345,593
Cash at end of period	$ 131,851	$ 193,090

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023, and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the "Company" or "Slingshot Productions") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot Productions was formed to produce a feature-length animated film based on the biblical story of David. The objective is to make the movie to be as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. A Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text was utilized in understanding the context of David's time and culture.

The Company has two current projects. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The Company is also producing a "Young DAVID Special", which is combining the five short episodes into one, maximizing Young DAVID's distribution channels. The second project is a major feature film, DAVID, that is planned to be released in 2025 theatrically world-wide (also see notes 2 and 9.3).

Young DAVID Series

The Young DAVID series precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper. Young DAVID is currently available to screen through Minno. The production of the Young DAVID series is complete. The Company is in process of producing a "Young DAVID Special", which will combine all five episodes into one production.

DAVID Feature Film

The DAVID Movie is in production and will be completed in July 2025 and then released on cinema worldwide. The Company contracted Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and an animation studio based in Cape Town, South Africa, for the development and creation of DAVID. The production of DAVID involved talented and experienced artists, animators, filmmakers, and music professionals worldwide. The crew of over 200 people across 25 countries includes senior contributors to some of the last two decades' most successful and iconic movies, including "Finding Nemo", "Moana", "Tangled", "Big Hero 6", and "Soul".

Grammy Award-winning Jason Halbert is the project's Executive Music Producer. Jason is joined by songwriter Jonas Myrin, who won the Grammy Award for Best Christian Song with Matt Redman. Besides his prolific writing in Christian worship, Jonas has written for mainstream artists, including Celine Dion, Nicole Scherzinger, and Andrea Bocelli.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with U.S. generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023, and for the years then ended

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for 2025, and management estimates the total Running Cost to be $64.4 million, $3.6 million of which remains to be incurred as of December 31, 2024. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities. Although management has secured a $12 million shareholder loan and $6.2 million related party loan, of which a combined $5.6 million is available as of December 31, 2024, these loans were called for immediate repayment on April 3, 2025 – please see note 9.3 for additional information.

In addition to the Running Cost, the Company has filed a lawsuit against Angel Studios Inc. (see note 9) and additional resources will be required for the legal fees. The restructuring and settlement agreement with the Companies parent company reached during April 2025 (see note 9.3) make provision that the parent company will fund the Companies Running cost for at least 12 months up to $1 million and the Angel Studios lawsuit.

The Company's Regulation A+ Crowdfunding is approved up to the end of July 2025 (www.thedavidmovie.com), but it is on hold and the Company is not accepting further investments at the moment, pending the finalization of the restructuring and settlement agreement – see note 9.3. There can be no assurance on the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with US GAAP.

Reclassification

Certain amounts in the financial statements for the year ended December 31, 2023, have been reclassified to conform to the year ended December 31, 2024, presentation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Credit Losses

Accounts receivable are initially recognized at their transaction price and subsequently measured at amortized cost, adjusted for any loss allowance. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. Credit losses are measured on a collective or individual basis using the expected credit loss model, as prescribed by ASC 326. This model focuses on the estimation of all expected credit losses over the life of the receivables, reflecting both historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses will be maintained to present the net amount expected to be collected. The allowance is a valuation account that is deducted from the amortized cost of the receivables to present the net carrying value at the amount expected to be collected. Changes in the credit loss allowance are recorded through credit loss expense in the income statement. No allowances for credit losses were established as of December 31, 2024, and 2023.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023, and for the years then ended

Receivables are written off against the allowance for credit losses when deemed uncollectible. This decision is based on factors such as prolonged delinquency, customer bankruptcy, or other indicators of financial distress. Recoveries of amounts previously written off are recorded as credits to the allowance for credit losses in the period when the recovery occurs. This policy is intended to ensure that receivables are reported at amounts that reflect the expected ability to collect outstanding amounts while providing transparency about credit risk and changes in the estimate of future cash collections.

The policy will be reviewed annually and updated as necessary to reflect changes in financial reporting standards, economic conditions, and the entity's risk assessment and management practices.
During the 2024 financial year the Company wrote-off $33,349 of royalties receivable from Angel Studios Inc. ("Angel") when the distribution agreement was cancelled with them (see note 9 for more information).

<u>Investments in Production</u>

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its Ultimate Revenue per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams' historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.
For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues.

Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated).

The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the years ended December 31, 2024, and December 31, 2023. Refer to note 9.3 for additional details of subsequent events that involve the sale of the Company's production assets.

 Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

The Company currently does not have financial instruments that are reported at fair value or adjusted to fair value on a recurring or non-recurring basis.

Concentrations of Credit Risks

- Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. The Company's cash is deposited in a single financial institution and may, at times, exceed the FDIC insurance limit.

- Distribution and servicing arrangements

In 2021 Angel Studios, Inc. ("Angel") was engaged as DAVID's exclusive worldwide distributor. However, in October 2024, the Company cancelled the agreement with Angel due to, among other things, contract breach. On March 3, 2025, formal mediation proceedings failed and on March 5, 2025, the Company filed a lawsuit against Angel (see note 9 for more information). Legal proceedings were approved by the Board of Managers and the majority shareholders as required by the Company's Operating Agreement. The Company believes that it will be successful in claiming damages from Angel, but no assurances thereof can be given. Refer to note 9.3 regarding events subsequent December 31, 2024 related to the distribution rights, which was sold in a restructuring and settlement agreement.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

Contribution Revenue

Under the Angel agreement, the Company generated royalty revenues from funds received under a non-reciprocal agreement with Angel for donation proceeds received by Angel to be used in furtherance of the purposes of the Company, which include the production (and related costs) of the Young David series, and the DAVID feature film.

Contributions received from voluntary donations pursuant to the agreement with Angel generate a royalty and are reported as Contribution revenues in the statement of operations in accordance with ASC Topic 958, *Not-for-Profit Entities*, being a core source of revenue from the Young David series and used to market and distribute the Young David series, and to produce (and eventually market and distribute) the DAVID movie.

Revenue from these contributions is recognized in the period that the Company receives the royalties from contributions in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

Merchandise Revenue

The Company received royalties from DAVID merchandise sold by Angel in accordance with the Content Distribution Agreement (see note 9) – mainly clothing and books. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel manages merchandise sales, and all merchandise inventory is owned by Angel.

The following table presents the Company's royalty revenue disaggregated by merchandise revenues and contribution revenues:

		December 31, 2024	December 31, 2023
Royalties earned on Merchandise sales	$	-	14,535
Royalties earned on Contributions		-	244,920
		-	259,455

 Revenue attributable to the Company's projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes no provision for any uncertain income tax positions in our financial statements is required, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

NOTE 4: MEMBERS' EQUITY

The Company has issued three types of units, namely Common, Preferred, and Series PA Preferred. "Unit" (Series PA Preferred Units were authorized subsequent to December 31, 2024, but the Slingshot Productions Limited facility are convertible to Series PA Preferred Units, which were entered into before December 31, 2024, and therefore disclosed here and as part of subsequent events – see note 9.2) means a portion of the Company's Membership Interests, including any Common, Preferred and Series PA Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

Subsequent to December 31, 2024 (see note 9.2), "Series PA Preferred Units" means the Units of the Company that have the same rights as those held by the Common Unit holders, except that: (a) the Series PA Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Series PA Preferred Unit holders, with the exception if a Series PA Preferred Unit holder also holds Common Unit(s); and (b) the Series PA Preferred Units include a right to preferred distributions as set forth in the "Distribution heading" below. To clarify, the Series PA Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as set forth in the "Distribution" heading below, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Distribution

Refer to note 9 – subsequent events - for details on a new class of units created, Series PA Preferred Units after December 31, 2024.

Before making any distributions to the Preferred and Common Unitholders, the Company shall first distribute to Series PA Preferred Unit holders until they receive a cumulative return of one hundred twenty five percent (125%), of their initial capital contribution.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

Then, before making any distributions to the Common Unitholders, the Company shall distribute to the Preferred Unit until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution.

Once the Preferred Unit and Series PA Preferred Unit holders have received a total of one hundred twenty percent (120%) or one hundred twenty five percent (125%), respectively, of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units.

The offering price was $1.00 per unit. During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the years ended December 31, 2024, and 2023. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding. The Company raised gross proceeds of $15,349,626 and $1,594,800 in 2023 and 2024, respectively.

For the active rounds as of December 31, 2024, and 2023, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of December 31, 2024, and 2023, the total reward value owed for the units sold in the year was estimated at $40,630 and $20,360, respectively. A liability was recorded in accrued expenses in the balance sheets as of December 31, 2024, and 2023, and as a reduction to members' equity for the years ended December 31, 2024, and 2023.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table and do not have a Par value;

	December 31, 2024	December 31, 2023
Units Authorized		
Common units	70,000,000	70,000,000
Preferred units	90,000,000	60,000,000
Units issued and outstanding		
Common units	50,400,000	50,400,000
Preferred units	42,834,081	41,802,504

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information. Also refer to note 9.3 for subsequent events where to Company sold the intangible assets back to the parent company.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023, and for the years then ended

Amount due to parent company

An amount of $- and $70,000 is due to the Company's parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2024, and 2023, respectively.

Amount due to manager of the company

An amount of $5,000 and $17,500 is due to a Manager of the Company for services delivered during 2024 and 2023, respectively.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2024	December 31, 2023
Current accounts payable to a related party	$ 5,000	17,500

Amounts paid to the parent company under a service agreement

	December 31, 2024	December 31, 2023
Accounting, management and administrative expense	$ 420,000	420,000

Reference to other related party transactions

Related party loans are disclosed in notes 7 and 9.3. Related party production cost is disclosed in note 6.

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company's parent company and, therefore, is a related party. The Company acquired the work-in-process IP form Slingshot Productions Limited at cost of $19,600,000. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis.

The tax basis for the film cost and intangible assets acquired is $70,000,000, represented by the management's estimated fair-market value thereof.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The investment in production as of December 31, 2024, and December 31, 2023, consist of the following capitalized costs:

	December 31, 2024	December 31, 2023
Production costs paid to Miombo Enterprises (Pty) Ltd	$ 53,943,260	$ 39,154,247
Trademark costs	19,143	-
Interest expense	922,198	3,778
Total production cost capitalized	54,884,601	39,158,025

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

The Company amortizes film costs once the production phase concludes and the Company begins recognizing revenue. Refer to note 9.3 regarding the settlement agreement reached with the Parent company, whereby the intellectual properties were transferred back to the parent company.

The Company will not amortize the asset since it has been sold after year-end.

NOTE 7: FINANCING ARRANGEMENTS

On November 12, 2023, the Company entered into a $10,600,000 loan facility with related parties (ultimate beneficial owners of the Company's parent company), which was amended to $12,000,000 on February 12, 2024. The facility carries a monthly compounded interest rate of 10%, which is payable at the end of the term. The loan is immediately repayable on request or matures on December 13, 2025.

The facility is secured by Series PA Preferred Units and is also convertible into Series PA Preferred Units at $1 per unit at the sole election of the lender. On December 31, 2024, and 2023, the unpaid principal balance was $11,062,715 and $800,000, and the interest payable was $911,781 and $3,778, respectively.

On December 5, 2024, the Company entered into a $6,200,000 loan facility with its parent company, Slingshot Productions. The facility carries an interest rate of 10% per annum, which is payable on demand or 12 months after the release of DAVID. The facility is secured by Series PA Preferred Units and is also convertible into Series PA Preferred Units at $0.50 per unit at the sole election of the lender. On December 31, 2024, the unpaid principal balance was $1,500,000, and the interest payable was $10,417.

Both loan facilities were called upon on April 3, 2025, to be repaid immediately. Refer to note 9.3, Subsequent events, for more information.

NOTE 8: INCOME TAXES

The effective tax rate of the Company's tax expense/(benefit) for income taxes differs from the federal statutory rate as follows:

		December 31, 2024			December 31, 2023	
Computed Federal income tax expense (benefit) at the statutory rate	$	-320,733	21%	$	-163,624	21%
Other		151	0%		10,472	-1.3%
Change in Valuation Allowance		320,582	-21%		153,152	-19.7%
Effective rate		-	0%		-	0%

The tax effects of significant items comprising the Company's deferred taxes are as follows as of:

Deferred tax assets:		December 31, 2024		December 31, 2023
Net operating losses	$	1,096,629	$	776,047
Basis difference in intangibles		10,507,339		10,507,339
		11,603,968		11,283,386
Less valuation allowance		-11,603,968		-11,283,386
Net deferred tax assets/(liabilities)		-		-

As of December 31, 2024, and December 31, 2023, the Company had federal net operating losses carryforwards of $5,222,044 and $3,695,462, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2024 and 2023, due to operating losses incurred and the uncertainty surrounding the success of the Company's first-time production, a total valuation allowance was recorded against net deferred tax assets as of December 31, 2024, and December 31, 2023. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of December 31, 2024, the Company's 2024, 2023, 2022 and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position.

The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the years ended December 31, 2024, and December 31, 2023. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through April 29, 2025, when the financial statements were available to be issued.

9.1 Legal Proceedings

Slingshot USA, LLC ("Slingshot") has initiated legal proceedings against Angel Studios, Inc. ("Angel") for material breaches of their Content Distribution Agreement ("CDA"), trademark infringement, and unauthorized exploitation of Slingshot's intellectual property.

Slingshot entered into the CDA with Angel on August 31, 2021, granting Angel distribution rights for its animated feature film "DAVID" and the episodic series "Young DAVID", under the condition that all marketing, distribution, and commercialization decisions would require Slingshot's mutual approval. However, Slingshot alleges that Angel systematically breached these terms by:

- Excluding Slingshot from key distribution and marketing decisions, including unauthorized third-party agreements.
- Removing Slingshot's branding from promotional materials and failing to acknowledge Slingshot as the producer and owner of the Content.
- Using "Young DAVID" to promote its own subscription service instead of maximizing revenue for Slingshot.
- Refusing to engage in distribution negotiations unless Angel's entire content catalog was included.

After multiple attempts to resolve these breaches, Slingshot formally notified Angel of contract termination effective November 9, 2024. Angel has refused to acknowledge this termination and continues to exploit Slingshot's intellectual property. As a result, Slingshot has filed a lawsuit seeking a judicial declaration affirming contract termination, damages for breach of contract, and compensation for ongoing copyright and trademark infringement.

As the outcome of the lawsuit remains uncertain, no financial impact has been recorded in these financial statements. However, Slingshot will continue to assess the situation and update its disclosures as necessary.

Slingshot USA, LLC t/a Slingshot Productions®
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2024, and 2023 and for the years then ended

9.2 Amendment of Operating Agreement

Subsequent to December 31, 2024, the Company amended the Operating Agreement as follows:

- Provision for independent Board of Managers.
- The authorized Common Units were increased from 70,000,000 to 90,000,000
- Creation of a new class of units: Series PA Preferred Units. The Series PA Preferred Units have the same rights as Preferred Units, except prior to making any distributions to the Preferred Unit holders and the Common Unit holders by reason of their ownership thereof, the Company shall first make distributions to the Series PA Preferred Unit holders until they have received a cumulative return of one hundred twenty-five percent (125%) of their initial capital contribution. For example, if a Series PA Preferred Unit holder made a $100 capital contribution, the holder will receive a $125 cumulative return, prior to making any distributions to the Preferred Unit holders and the Common Unit holders.
- The company authorized 45 million Series PA Preferred Units that can be issued.

9.3 Restructuring and Settlement Agreement

On November 12, 2023, the Company entered into a $10,600,000 bridge facility with related parties (ultimate beneficial owners of the Company's parent company), which was amended to $12,000,000 on February 12, 2024. The facility carries a monthly compounded interest rate of 10%, which is payable at the end of the term. The loan is immediately repayable on request or matures on December 13, 2025. The facility is secured by Preferred Units and is also convertible into Preferred Units at $1 per unit at the sole election of the lender. On December 31, 2024, and 2023, the unpaid principal balance was $11,062,715 and $800,000, and the interest payable was $911,781 and $3,778, respectively.

On December 5, 2024, the Company entered into a $6,200,000 loan facility with its parent company, Slingshot Productions Limited. The facility carries an interest rate of 10% per annum, which is payable on demand or 12 months after the release of DAVID. The facility is secured by Series PA Preferred Units and is also convertible into Series PA Preferred Units at $0.50 per unit at the sole election of the lender. On December 31, 2024, the unpaid principal balance was $1,500,000, and the interest payable was $10,417.

On April 3, 2025, both bridge facilities were called for immediate repayment, with the total amounts due on that date as follows:
- $12,136,642 (including capital and accrued interest) under the related party bridge facility.
- $5,304,493 (including capital and accrued interest) under the Slingshot Productions bridge facility.
- Total repayment obligation: $17,441,135.

The Company does not currently have the liquidity to meet these repayment obligations. During April 2025, the Company entered into a restructuring and settlement agreement with its parent company, Slingshot Productions Limited, to alleviate the financial obligations and strengthen its financial position.

Under the legally binding settlement agreement Slingshot Productions Limited will assume responsibility for the two bridge facilities and fund the completion of DAVID and the Young DAVID short film. Slingshot Productions Limited will also fund the Company's running expenses up to 12 months after the settlement agreement and limited to $1 million. In exchange, the Company has agreed to transfer ownership of its Intellectual Property assets, the DAVID demo, DAVID and Young DAVID, while retaining a revenue-sharing interest in these properties for the benefit of the Company. The Company further agreed to convert $19.8 million founder preferred units to $19.8 million Series PA Preferred Units.

Agreed-upon project expenses incurred by Slingshot Productions Limited will be offset against the revenue received before it is shared with the Company.

The settlement agreement eliminates the financial pressure on the Company in respect of its bridge facility obligations and subsequently have minimal impact on the Company's projected future income. It also ensures the business's ongoing viability avoiding potentially costly and disruptive foreclosure proceedings, which may result in bankruptcy.

The settlement agreement includes certain conditions precedent, which are currently being fulfilled and the final closing is expected within the coming weeks.

ITEM 10. EXHIBITS

§

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report in each case, as indicated below.

1.   Form of Subscription Agreement*

2.   Escrow Agent Agreement*

      *Previously filed.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC t/a Slingshot Productions®

/s/ Bernardus Lans
Chief Financial Officer